Exhibit (a)(12)

Case 1:17-cv-01226-UNA     Document 1     Filed 08/29/17     Page 1 of 23 PageID #: 1

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

JS HALBERSTAM IRREVOCABLE	)
GRANTOR TRUST, on Behalf of Itself and	)
All Others Similarly Situated,	)
)
)
Plaintiff,	)
	)	Case No. ______________
v.	)
	)	JURY TRIAL DEMANDED
SUPREME INDUSTRIES, INC., MARK D.	)
WEBER, HERBERT M. GARDNER, PETER	)	CLASS ACTION
D. BARRETT, WILLIAM J. BARRETT,	)
EDWARD L. FLYNN, ARTHUR J.	)
GAJARSA, THOMAS B. HOGAN, JR.,	)
MICHAEL L. KLOFAS, MARK C.	)
NEILSON, and WAYNE A. WHITENER,	)
)
Defendants.	)
)

COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

Plaintiff JS Halberstam Irrevocable Grantor Trust (“Plaintiff”), by and through its undersigned counsel, for its complaint against defendants, alleges upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.          This is a class action brought on behalf of the public stockholders of Supreme Industries, Inc. (“Supreme” or the “Company”) against Supreme and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”) and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which Supreme will be acquired by Wabash National

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Corporation (“Wabash”) through its wholly-owned subsidiary Redhawk Acquisition Corporation

(“Merger Sub”) (the “Proposed Transaction”).

2.          On August 8, 2017, Supreme and Wabash issued a joint press release announcing that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) to sell Supreme to Wabash. Under the terms of the Merger Agreement, Wabash will acquire all outstanding shares of Supreme for $21.00 in cash per share of Supreme’s common stock (the “Offer Price”). Wabash, through Merger Sub, commenced the Tender Offer on August 22, 2017. The Tender Offer is scheduled to expire at 12:01 a.m., New York City time on September 27, 2017. The Proposed Transaction is valued at approximately $364 million.

3.          On August 22, 2017, Supreme filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that Supreme stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) Supreme management’s projections, including the projections utilized by the Company’s financial advisor, Robert W. Baird & Co. Incorporated (“Baird”), in its financial analyses; (ii) the valuation analyses prepared by Baird in connection with the rendering of its fairness opinion; and (iii) the background process leading up to the Proposed Transaction. The failure to adequately disclose such material information constitutes a violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act as Supreme stockholders need such information in order to make a fully informed decision whether to tender their shares in support of the Proposed Transaction or seek appraisal.

4.          In short, the Proposed Transaction will unlawfully divest Supreme’s public stockholders of the Company’s valuable assets without fully disclosing all material information

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concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5.          This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6.          This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.          Venue is proper under 28 U.S.C. § 1391 as well as under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, because a substantial portion of the actionable conduct took place in this District.

PARTIES

8.          Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of

Supreme.

9.          Defendant Supreme is a Delaware corporation with its principal executive offices located at 2581 E. Kercher Road, Goshen, Indiana 46528. The Company is one of the nation’s leading manufacturers of specialized commercial vehicles, including truck bodies and specialty vehicles. Supreme’s common stock is traded on the New York Stock Exchange under the ticker symbol “STS.”

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10.         Defendant Mark D. Weber (“Weber”) has been President, Chief Executive Officer (“CEO”) and a director of the Company since 2013.

11.         Defendant Herbert M. Gardner (“Gardner”) has been Chairman of the Board since 1979. Defendant Gardner previously served as CEO of the Company from 1979 to January 2011 and as President of the Company from June 1992 to February 2006.

12.         Defendant Peter D. Barrett (“P. Barrett”) has been a director of the Company since 2014.

13.         Defendant William J. Barrett (“W. Barrett”) has been a director, Secretary and Assistant Treasurer of the Company since 1979, and Executive Vice President (Long Range and Strategic Planning) of the Company since 2004.

14.         Defendant Edward L. Flynn (“Flynn”) has been a director of the Company since 2007.

15.         Defendant Arthur J. Gajarsa (“Gajarsa”) has been a director of the Company since 2012.

16.         Defendant Thomas B. Hogan, Jr. (“Hogan”) has been a director of the Company since 2012.

17.         Defendant Michael L. Klofas (“Klofas”) has been a director of the Company since 2013.

18.         Defendant Mark C. Neilson (“Neilson”) has been a director of the Company since 2003.

19.         Defendant Wayne A. Whitener (“Whitener”) has been a director of the Company since 2008.

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20.         Defendants identified in paragraphs 10 through 19 are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

21.         Wabash is a Delaware corporation with its principal executive offices located at 1000 Sagamore Parkway South, Lafayette, Indiana 47905. Wabash is a diversified industrial manufacturer and producer of semi-trailers and liquid transportation systems.

22.         Merger Sub is a Delaware corporation and wholly-owned subsidiary of Wabash.

CLASS ACTION ALLEGATIONS

23.         Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own Supreme common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

24.         Plaintiff’s claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

25.         The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of August 22, 2017, there were 15,503,763 shares of Company Class A stock issued and outstanding and 1,656,467 shares of Company Class B stock issued and outstanding. All members of the Class may be identified from records maintained by Supreme or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to those customarily used in securities class actions.

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26.         Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a)          Whether defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

(b)          Whether the Individual Defendants have violated Section 14(e) of the

Exchange Act;

(c)          Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(d)          Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

27.         Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

28.         A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

29.         Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Company Background

30.         In January 1984, Supreme Corporation, the Company’s wholly-owned operating subsidiary, was formed to acquire a company engaged in the business of manufacturing, selling,

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and repairing specialized truck bodies and related equipment. Supreme now has two operating segments: specialized commercial vehicles and fiberglass products.

31.         The Company manufactures specialized commercial vehicles that are attached to a truck chassis. The truck chassis is manufactured by third parties who are major automotive or truck companies. Supreme offers a variety of specialized commercial vehicles including truck bodies and specialty vehicles ranging in price from $4,000 to more than $100,000. Supreme’s truck bodies are offered in aluminum, FiberPanel PW, FiberPanel HC, or SignaturePlate. Most of the Company’s products are attached to light-duty truck chassis and medium-duty truck chassis. Supreme integrates a wide range of options into its truck bodies including liftgates, cargo-handling equipment, customized doors, special bumpers, ladder racks, and refrigeration equipment. The Company is primarily a build-to-order operation with very limited production occurring in anticipation of pending orders.

32.         On July 31, 2017, Supreme announced its financial results for the second quarter of 2017. Consolidated net sales increased to $95.5 million, compared to $92.9 million in the second quarter of 2016. The Company also reported a second quarter record for order backlog at $84.1 million, a 17% increase from $71.9 million in the second quarter of 2016. Commenting on the second quarter’s financial results, defendant Weber stated:

We shipped considerably more rental fleet truck bodies during the second quarter as compared to last year. Our quarterly net income of $6.3 million represents our second highest quarterly results, only surpassed by our record set in the second quarter of 2016.

* * *

Our work truck order intake remained strong during the quarter, even with continued slow economic growth. . . . The record order backlog at the end of the second quarter had a much stronger mix of retail and leasing orders, which is very encouraging and should meaningfully improve margins as we enter the second half of the year.

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The Sale Process

33.         During June and July 2015, Supreme’s investment banker at the time contacted 44 financial buyers and 18 strategic buyers to gauge their interest in a potential transaction with the Company.

34.         Between June and August 2015, eight strategic buyers and 24 financial buyers executed confidentiality agreements with Supreme. The Recommendation Statement fails to disclose whether these confidentiality agreements contain standstill provisions that are still in effect and operate to preclude any of these buyers from making a topping bid for the Company.

35.         Two of the strategic buyers and one of the financial buyers submitting indications of interest regarding a potential transaction with Supreme that ranged from $8.50 to $10.00 per share. However, the potential buyers, including a strategic buyer referred to in the Recommendation Statement as “Company A,” subsequently removed themselves from the process or failed to make a bid.

36.         During the week of September 7, 2015, a strategic company referred to in the Recommendation Statement as “Company D” indicated interest in a potential transaction with Supreme. Company D submitted an indication of interest regarding a potential transaction with Supreme on September 16, 2015 but, following a September 29, 2015 letter from defendant Weber indicating a willingness to meet, did not subsequently meet with defendant Weber.

37.         At the September 25, 2015 Board meeting, the Board determined that Supreme’s investment banker should approach two additional potential strategic buyers. Both potential strategic buyers executed a non-disclosure agreement with the Company, but did not further pursue a potential transaction with Supreme.

38.         On November 3, 2016, defendant Weber and Matthew W. Long (“Long”), the

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Company’s Chief Financial Officer (“CFO”), met with a specialty vehicle company referred to in the Recommendation Statement as “Company E.”

39.         On November 7, 2016, Company A contacted defendant Weber, to discuss interest in an acquisition of Supreme.

40.         During February and March 2017, the Company met with Wabash, Company E, and a strategic buyer referred to in the Recommendation Statement as “Company F.”

41.         Between April and May 2017, Baird contacted 18 potential strategic partners, other than Company E, Company F, and Wabash. Four potential strategic partners signed confidentiality agreements. The Recommendation Statement fails to disclose whether the confidentiality agreements contain standstill provisions that are still in effect and operate to preclude any of these strategic partners from submitting topping bids for the Company.

42.         On May 25, 2017, the Board instructed Baird to distribute instruction letters to Company E, Company F and Wabash requesting indications of interest be submitted by June 19, 2017. Baird distributed an additional instruction letter on June 1, 2017 to a potential strategic partner referred to in the Recommendation Statement as “Company G.”

43.         On June 19, 2017, Baird received indications of interest from Wabash, Company F and Company G ranging from $18.50 to $21.00 per share. Company E advised Baird it was withdrawing from the process.

44.         Between June 29 and July 5, 2017, Baird distributed instruction letters to Wabash, Company F and Company G requesting pre-bid submissions be submitted by July 27, 2017 and a final proposal be submitted by August 3, 2017.

45.         On July 24, 2017, Company G notified Supreme it was withdrawing from the process.

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46.         Wabash and Company F submitted pre-bid submissions on July 27, 2017. Company F’s pre-bid submission was for a combined cash and stock offer.

47.         On August 2, 2017, Company F advised Baird it was withdrawing from the process, but expressed a desire to re-engage at a later date outside of a formal process involving other potential bidders.

48.         On August 3, 2017, Wabash submitted a final proposal to acquire the Company for $21.00 per share. Over the next few days, the parties finalized the terms of the Merger Agreement.

49.         On August 8, 2017, Baird reviewed its draft fairness opinion with the Board. The Board then approved and executed the Merger Agreement. Baird’s final opinion letter was received that evening.

The Proposed Transaction

50.         On August 8, 2017, Supreme and Wabash issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part:

Goshen, Ind.—August 8, 2017—Supreme Industries, Inc. (NYSE MKT: STS), a leading manufacturer of specialized commercial vehicles including truck bodies and specialty vehicles, today announced it has entered into a definitive agreement for the Company to be acquired by Wabash National Corporation, a diversified industrial manufacturer and North America’s leading producer of semi-trailer and liquid transportation systems, in a transaction valued at approximately $364 million.

The offer has been unanimously approved by Supreme Industries’ Board of Directors and the directors have indicated that they intend to accept the offer with respect to their own shareholdings.

Under the terms of the agreement, Supreme stockholders would receive $21.00 per share in cash, representing a premium of approximately 36% over Supreme’s closing Class A share price on August 8, 2017 and approximately 33% over the past 30 trading days. An affiliate of Wabash will commence a tender offer to purchase for cash all of the outstanding shares of the Company’s Common Stock for a total consideration of approximately $364 million. Certain officers, directors

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and other stockholders have agreed to tender their shares in the tender offer in an aggregate amount equal to approximately 20% of the outstanding shares as of this date and not withdraw such shares once tendered, subject to certain specified conditions. Following the completion of the tender offer, Wabash will cause the merger to be completed in which any remaining shares of the Company will be converted into the right to receive the same price per share paid in the tender offer. The transaction is subject to satisfaction of customary closing conditions and regulatory approvals, including expiration or termination of the applicable waiting period under the HSR Act.

* * *

“This is a great opportunity for both companies to combine our strengths to provide an enhanced customer experience within the growing final mile delivery space,” said Dick Giromini, Wabash National’s chief executive officer. “With Supreme, not only can Wabash National accelerate organic growth with our innovative DuraPlate®, honeycomb panel and molded structural composite (MSC) truck bodies, we can also provide a broader conventional product offering to our existing customer base.”

Supreme Industries’ Chief Executive Officer Mark Weber added, “This is an exciting day for Supreme. Combining with Wabash will enhance our ability to innovate more quickly and create more value for customers. We found a cultural fit with Wabash National. Because of their commitment to safety, innovation and customer relationships, I’m confident joining the Wabash National family will benefit our employees, customers and distributors.”

Insiders’ Interests in the Proposed Transaction

51.         Wabash and Supreme insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Supreme.

52.         Notably, it appears members of Supreme management have secured positions for themselves with the combined company following consummation of the Proposed Transaction. In the August 8, 2017 joint press release announcing the merger, defendant Weber stated: “This is an exciting day for Supreme. . . . We found a cultural fit with Wabash National. Because of their commitment to safety, innovation and customer relationships, I’m confident joining the

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Wabash National family will benefit our employees, customers and distributors.” Wabash’s August 9, 2017 investor presentation filed with the SEC the same day similarly noted that “Supreme [f]its the [b]ill” with respect to Wabash’s strategic M&A criterion for “[s]trong management teams that are a cultural fit” as Supreme has an “[e]xperienced management team with extensive experience in the Final Mile market.”

53.       Additionally, Company insiders stand to reap a substantial financial windfall for securing the deal with Wabash. The Company’s directors and executive officers will receive substantial cash consideration in connection with tendering their shares of Company common stock in the Tender Offer, as set forth in the following table:

	Number of Shares	Cash Value of Shares
Name	Beneficially Owned	Beneficially Owned
Executive Officers
Mark D. Weber, President, Chief Executive Officer and Director	177,072	$3,718,512
Matthew W. Long, Chief Financial Officer, Treasurer and Assistant Secretary	90,501	$1,900,521
Michael L. Oium, Vice President of Operations	29,667	$623,007
Herbert M. Gardner, Chairman of the Board	935,636	$19,648,356
William J. Barrett, Secretary and Assistant Treasurer	1,625,247	$34,130,187
Directors
Peter D. Barrett, Director	36,088	$757,848
Edward L. Flynn, Director	323,399	$6,791,379
Arthur J. Gajarsa, Director	36,179	$759,759
Thomas B. Hogan, Jr., Director	14,460	$303,660
Michael L. Klofas, Director	2,100	$44,100
Mark C. Neilson, Director	46,830	$983,430
Wayne A. Whitener, Director	5,807	$121,947
All of our current directors and executive officers as a group (12 persons)	3,322,986	$69,782,706

54.       Moreover, pursuant to the Merger Agreement, each outstanding Company restricted share will be converted into the right to receive cash payments. The following table sets forth the consideration the Company’s directors and executive officers stand to receive in connection with accelerated vesting of their restricted shares:

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	Number of	Total Cash Value of
Name	Restricted Shares	Restricted Stock
Mark D. Weber	83,480	$1,753,080
Matthew W. Long	32,671	$686,091
Michael L. Oium	20,281	$425,901
All of our current directors and executive officers as a group (12 persons)	136,432	$2,865,072

55.         Further, if they are terminated in connection with the Proposed Transaction, Supreme’s named executive officers are set to receive substantial cash payments in the form of golden parachute compensation. The following table sets forth the golden parachute compensation the Company’s executive officers stand to receive in connection with the Proposed Transaction:

	Cash	Equity	Perquisites/	Total
Name (1)	($) (2)	($) (3)	Benefits (4)	($)
Mark D. Weber	$7,636,265	$1,753,080	$30,862	$9,420,207
Matthew W. Long	$5,129,169	$518,427	$10,000	$5,657,596
Michael L. Oium	$3,481,545	$425,901	$0	$3,907,446
Herbert M. Gardner	$1,544,620	$0	$440,165	$1,984,785
William J. Barrett	$1,544,620	$0	$392,295	$1,936,915

The Recommendation Statement Contains Material Misstatements or Omissions

56.         Defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to Supreme’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in connection with the Tender Offer or seek appraisal.

57.         Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) Supreme management’s projections, including the projections utilized by the Company’s financial advisor, Baird, in its financial analyses; (ii) the valuation analyses prepared by Baird in connection with the rendering of its fairness opinion; and (iii) the

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background process leading up to the Proposed Transaction. Accordingly, Supreme stockholders are being asked to make a decision whether to tender their shares in connection with the Tender Offer or seek appraisal without all material information at their disposal.

Material Omissions Concerning Supreme’s Financial Projections

58.         The Recommendation Statement is materially deficient because it fails to disclose material information relating to the Company’s intrinsic value and prospects going forward.

59.         The Recommendation Statement fails to disclose material information relating to the Company’s projections provided by Supreme’s management and relied upon by Baird for its analyses.

60.         For example, the Recommendation Statement sets forth:

Baird performed a discounted cash flow analysis utilizing the projected unlevered free cash flows for the Company (defined as after-tax operating income, plus depreciation and amortization, less capital expenditures and increases in net working capital, as provided by the Company’s senior management) from 2018 to 2022.

Recommendation Statement at 39. The Recommendation Statement, however, fails to disclose the Company’s unlevered free cash flows for 2018 through 2022, or all line items used to calculate unlevered free cash flows, including operating income.

61.         The omission of this information renders the statements in the “Certain Financial Projections” and “Opinion of Financial Advisor” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Baird’s Financial Analyses

62.         The Recommendation Statement describes Baird’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Baird’s fairness opinion and analyses fails to include key inputs and assumptions underlying

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these analyses. Without this information, as described below, Supreme’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Baird’s fairness opinion in determining whether to tender their shares in connection with the Tender Offer or seek appraisal. This omitted information, if disclosed, would significantly alter the total mix of information available to Supreme’s stockholders.

63.         With respect to Baird’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) as mentioned above, the calendar year 2018 through 2022 unlevered free cash flows utilized by Baird in this analysis or the line items used to calculate unlevered free cash flows, including operating income; (ii) the inputs and assumptions underlying the discount rate range of 10.5% to 12.5%; (iii) Baird’s basis for using an assumed growth rate range of 2.5% to 4.5% in calculating a range of terminal values for Supreme; and (iv) the implied terminal value multiples resulting from the analysis.

64.         With respect to Baird’s Selected Publicly Traded Company Multiples analysis, the Recommendation Statement fails to disclose the individual multiples and financial metrics for the companies observed by Baird in the analysis.

65.         With respect to Baird’s Selected Acquisition Analysis, the Recommendation Statement similarly fails to disclose the individual multiples and financial metrics for the transactions observed by Baird in the analysis.

66.         When a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Moreover, the disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to

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better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion.

67.         The omission of this information renders the statements in the “Opinion of Financial Advisor” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning the Background Process of the Proposed Transaction

68.         The Recommendation Statement omits material information relating to the sale process leading up to the Proposed Transaction.

69.         Critically, the Recommendation Statement fails to expressly indicate whether the confidentiality and non-disclosure agreements Supreme entered into with potential buyers are still in effect and/or contain “don’t ask, don’t waive” (“DADW”) standstill provisions that are presently precluding each and every one of these potential buyers from making a topping bid for the Company. Specifically, the Recommendation Statement fails to disclose the details of any standstill agreements with respect to: (i) the confidentiality agreements executed by eight of the strategic buyers and 24 of the financial buyers that Supreme’s investment banker contacted between June and August 2015; (ii) the non-disclosure agreements executed by two strategic buyers in September 2015; (iii) the confidentiality agreements executed by Company E and F around mid-April 2017, to the extent they exist; and (iv) the confidentiality agreements executed by four potential strategic partners between late April and late May 2017.

70.         The disclosure of the terms of the standstill provisions is crucial to Supreme stockholders being fully informed of whether their fiduciaries have put in place restrictive devices to foreclose a topping bid for the Company.

71.         The omission of this information is particularly harmful to Supreme stockholders

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as the Board agreed to a provision in the Merger Agreement (Section 6.3(a)(iv)) that contractually prohibits the Board from releasing any interested party from a previously executed confidentiality or standstill agreement containing standstill provisions (the “Anti-Waiver Provision”).1 Whether the Board adopted preclusive measures that have shut out the most likely topping bidders for the Company must be disclosed to Supreme stockholders prior to their decision of whether to tender their shares in connection with the Tender Offer or seek appraisal.

72.         Notably, the confidentiality agreement entered into on April 24, 2017, between Supreme and Wabash contains a DADW standstill provision with a term of eighteen months making it highly likely that the confidentiality and non-disclosure agreements entered into with potential buyers during the sale process also contain DADW standstill provisions. See Schedule TO Tender Offer Statement, Exhibit (d)(3) at 3.

73.         In addition, although the Recommendation Statement states that “no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Supreme, on the one hand, and Parent, Purchaser, any of their affiliates or Supreme, on the other hand, existed as of the date of this Schedule 14D-9” and that “such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9” (Recommendation Statement at 16), the Recommendation Statement fails to disclose whether any of Wabash’s prior proposals or indications of interest mentioned management retention. Indeed, defendant Weber implied management may be continuing with the post-close company

1 Specifically, the Merger Agreement states “ the Company shall not, nor shall it authorize or permit any of its Subsidiaries or its or their Representatives to, directly or indirectly . . . waive any [confidentiality, standstill, or other agreement to which the Company is a party (such agreement, “Standstill Agreement”)] or voting restriction contained in the organizational or governing documents of the Company or any of its Subsidiaries,” (Merger Agreement at 48, 49) thereby prohibiting the Company from waiving standstills to facilitate topping bids for the Company from potential buyers.

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in the August 8, 2017 joint press release, in which he stated: “This is an exciting day for Supreme. . . . We found a cultural fit with Wabash National. Because of their commitment to safety, innovation and customer relationships, I'm confident joining the Wabash National family will benefit our employees, customers and distributors.” Wabash’s August 9, 2017 investor presentation, filed with the SEC the same day, similarly highlighted that “Supreme [f]its the [b]ill” with respect to Wabash’s strategic M&A criterion for “[s]trong management teams that are a cultural fit” as Supreme has an “[e]xperienced management team with extensive experience in the Final Mile market.”

74.         Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

75.         Further, the Recommendation Statement provides:

On June 19, 2017, Baird received non-binding indications of interest from three potential strategic partners, Parent and Companies F and G, ranging from $18.50 - $21.00 per Share. Parent submitted a non-binding indication of interest that proposed an acquisition of 100% of the equity interest of Supreme for $21.00, payable in cash.

Recommendation Statement at 21. However, the Recommendation Statement fails to disclose the price per share that each of Company F and Company G offered for the Company in their indications of interest.

76.         The omission of this information renders the statements in the “Background of Offer and Merger” and “Arrangements between Supreme and Its Executive Officers, Directors

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and Affiliates” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

77.         The Individual Defendants were aware of their duty to disclose this information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision whether to tender their shares in favor of the Proposed Transaction or seek appraisal and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Class Claims Against All Defendants for Violations

of Section 14(d) of the Exchange Act and SEC Rule 14d-9

78.         Plaintiff repeats all previous allegations as if set forth in full.

79.         Defendants have caused the Recommendation Statement to be issued with the intention of soliciting Supreme stockholders to tender their shares in the Tender Offer.

80.         Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

81.         The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

82.         Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants

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undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

83. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision whether to tender their shares if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Class Claims Against All Defendants for Violations of Section 14(e) of the Exchange Act

84.         Plaintiff repeats all previous allegations as if set forth in full.

85.         Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

86.         Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender its shares pursuant to the Tender Offer.

87.         As a direct and proximate result of these defendants’ unlawful course of conduct

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in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender its shares.

COUNT III

Class Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

88.         Plaintiff repeats all previous allegations as if set forth in full.

89.         The Individual Defendants acted as controlling persons of Supreme within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Supreme and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

90.         Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

91.         In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

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92.         In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

93.         By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor on behalf of Supreme, and against defendants, as follows:

A.         Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B.         Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.         In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D.         Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E.         Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

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Dated: August 29, 2017		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Brian D. Long (#4347)
OF COUNSEL:		Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
WEISSLAW LLP		Wilmington, DE 19803
Richard A. Acocelli		Telephone: (302) 295-5310
Michael A. Rogovin		Facsimile: (302) 654-7530
Kelly C. Keenan		Email: bdl@rl-legal.com
1500 Broadway, 16th Floor		Email: gms@rl-legal.com
New York, NY 10036
Telephone: (212) 682-3025		Attorneys for Plaintiff

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